Exhibit 4

MARATHON PETROLEUM CORPORATION AND MPLX LP ANNOUNCE THE RETIREMENT OF GREGORY J. GOFF AND APPOINTMENT OF MICHAEL J. HENNIGAN AS CEO OF MPLX GP LLC

FINDLAY, Ohio, Oct. 31, 2019 – Marathon Petroleum Corporation (NYSE: MPC) and MPLX LP (NYSE: MPLX) today announced that Gregory J. Goff, executive vice chairman of MPC and a member of each of the boards of directors of MPC and MPLX’s general partner, has elected to retire effective December 31, 2019. In addition, Michael J. Hennigan, current president of MPLX GP LLC, has been appointed chief executive officer of the same organization, effective November 1, 2019.
Mr. Goff was named executive vice chairman upon the closing of MPC’s strategic combination with Andeavor in October 2018, and he has served on the board of directors of both MPC and MPLX. Mr. Goff will retire from both boards concurrent with his retirement and Frank M. Semple will succeed Mr. Goff as a member of the MPC board.
“On behalf of Marathon Petroleum Corporation and the board of directors, we thank Greg for his leadership and service both to this company and the industry, and congratulate him on his well-deserved retirement,” said Chairman and Chief Executive Officer Gary R. Heminger. “Greg and his team at Andeavor built a highly regarded organization with some of the most attractive refining, marketing and midstream assets in the western U.S.,” continued Heminger.

Michael J. Hennigan named president and chief executive officer of MPLX GP LLC
Mr. Hennigan succeeds Gary R. Heminger as chief executive officer of the general partner of MPLX. Mr. Heminger will remain chairman of the board of MPLX GP LLC.
“Mike’s strategic leadership has created tremendous value for both MPLX and MPC. His appointment as CEO of MPLX is well-earned and a natural step in positioning both organizations for continued success,” said Mr. Heminger. “Mike has a very strong track record and I have every confidence in his ability to further optimize and leverage our portfolio.”
Most recently, Mr. Hennigan has overseen the combination of MPLX with Andeavor Logistics LP, which was completed earlier this year. Before joining MPLX GP LLC as president in 2017, Mr. Hennigan was president, Crude, NGL and Refined Products of the general partner of Energy Transfer Partners LP. He earlier spent 36 years with Sunoco and Sunoco Logistics and held many senior refining operations positions between 1981 and 1996; he led the Strategic Planning function from 1996-2000. Subsequently, Hennigan was appointed executive in charge of Wholesale Marketing, and then senior vice president of Crude & Feedstock Supply and Trading. After serving as senior vice president, Business Transportation, from 2008-2012, he was appointed president and chief executive officer of Sunoco Logistics Partners LP.
About Marathon Petroleum Corporation
Marathon Petroleum Corporation (MPC) is a leading, integrated, downstream energy company headquartered in Findlay, Ohio. The company operates the nation’s largest refining system with more than 3 million barrels per day of crude oil capacity across 16 refineries. MPC’s marketing system includes branded locations across the United States, including Marathon brand retail outlets. Speedway LLC, an MPC subsidiary, owns and operates retail convenience stores across the United States. MPC also owns the general partner and majority limited partner interest in MPLX LP, a midstream company which owns and operates gathering, processing, and fractionation assets, as well as crude oil and light product transportation and logistics infrastructure. More information is available at www.marathonpetroleum.com.

About MPLX LP
MPLX is a diversified, large-cap master limited partnership that owns and operates midstream energy infrastructure and logistics assets, and provides fuels distribution services. MPLX's assets include a network of crude oil and refined product pipelines; an inland marine business; light-product terminals; storage caverns; refinery tanks, docks, loading racks, and associated piping; and crude and light-product marine terminals. The company also owns crude oil and natural gas gathering systems and pipelines as well as natural gas and NGL processing and fractionation facilities in key U.S. supply basins. More information is available at www.MPLX.com
Investor Relations Contacts: (419) 421-2071
Kristina Kazarian, Vice President, Investor Relations
Taryn Erie, Manager, Investor Relations
Doug Wendt, Manager, Investor Relations

Media Contacts:
Hamish Banks, Vice President, Communications (419) 421-2521
Jamal Kheiry, Manager, Communications (419) 421-3312

Important Additional Information
MPC, its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from MPC shareholders in connection with the matters to be considered at MPC’s 2020 Annual Meeting. MPC intends to file a proxy statement with the SEC in connection with any such solicitation of proxies from MPC shareholders. MPC shareholders are encouraged to read any such proxy statement and accompanying white proxy card when they become available as they will contain important information. Information regarding the ownership of MPC’s directors and executive officers in MPC shares, restricted shares and options is included in their SEC filings on Forms 3, 4 and 5. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement and other materials to be filed with the SEC in connection with MPC’s 2020 Annual Meeting. Information can also be found in MPC’s Annual Report on Form 10-K for the year ended Dec. 31, 2018, filed with the SEC, and Current Reports on Form 8-K filed with the SEC. Shareholders will be able to obtain any proxy statement, any amendments or supplements to the proxy statement and other documents filed by MPC with the SEC for no charge on the SEC website, MPC’s website at https://www.marathonpetroleum.com/Investors/ or by contacting MPC’s Investor Relations office.